Steakholder Foods Ltd.

5 David Fikes St., P.O. Box 4061

Rehovot, Israel 7638205

July 15, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steakholder Foods Ltd. Registration Statement on Form F-1 File No. 333-288621

VIA EDGAR

Ladies and Gentlemen:

Steakholder Foods Ltd. (the “Registrant”) hereby withdraws its request submitted on July 14, 2025 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on July 15, 2025 at 9:00 a.m., Eastern Time.

Very truly yours,

STEAKHOLDER FOODS LTD.

By:	/s/ Arik Kaufman
	Name:	Arik Kaufman
	Title:	Chief Executive Officer

cc: Gary Emmanuel (Greenberg Traurig, LLP)